Mail Stop 3561

May 12, 2008

Stephen J. Sperco
Chief Executive Officer
Bluegate Corporation
701 North Post Oak Road, Suite 600
Houston, TX 77024

      Re: **Bluegate Corporation**
               Post-Effective Amendment No. 1 to Registration Statement on Form S-1
               Filed April 17, 2008
               File No. 333-145492

Dear Mr. Sperco

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page

1. Please revise your cover page to disclose the most recent trading price on the OTC-BB of your common stock.

Risk Factors, page 5

2. We note your risk factor entitled "Lack of Authorized Stock to Cover all Outstanding Options, Warrants and Convertible Securities" and your indication that you do not have sufficient shares authorized for issuance in the event holders of convertible securities elect to convert all of their securities into common stock. Please revise this disclosure to indicate whether you intend to seek shareholder approval for an increase in your authorized shares and, if so, when.

Selling Security Holders, page 8

3. For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.

4. We note that the Selling Security Holders table reflects that none of the selling shareholders will own any shares after the offering. This reference is unclear to us considering several of your selling shareholders, particularly those that are officers of the company, appear to own or have the right to own shares in excess of the amount registered, as reflected in the Security Ownership of Certain Beneficial Owners and Management table on page 52. As an example only, you disclose that Manfred Sternberg owns 5,048,279 shares prior to the offer but in your Security Ownership of Certain Beneficial Owners and Management disclosure you disclose that he owns 8,607,138 shares. Please reconcile your disclosures or provide sufficient additional explanation in your disclosure so an investor can understand why the amounts differ.

5. We note your disclosure in footnote 27 to the table that certain selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Description of Business, page 14

Corporate History, page 14

6. Your disclosure on page 15 states that Mr. Sperco beneficially owns 44% of your common stock, without taking into account the super voting power of the preferred stock, and 62% when such stock is taken into account. Please tell us how you arrived at these amounts considering 18,000,000 votes would seem to represent a percentage in excess of 62% when divided by the current number of shares (and equal number of votes) outstanding.

Financial Statements, page 18

7. You filed your March 31, 2008 financial information on Form 10-QSB on May 7, 2008. Please update your disclosure here and under "Management's Discussion and Analysis" to reflect this updated information.

Security Ownership of Certain Beneficial Ownership and Management, page 52

8. It appears that, included in the number of shares owned by each selling shareholder in the table, you have stated in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations, however, it does not appear that the voting rights associated with the Series C Preferred Stock has been reflected in this table. If there are limits upon Mr. Sperco's ability to vote such shares on his and/or SAI Corporation's behalf, please state this; alternatively, please revise the footnotes to the table to disclose these amounts.

9. Further, we note disclosure at the bottom of page 52, "We are not aware of any arrangements that could result in a change of control." In this regard, we note the disclosure on pages 13 and 15 and your current report on Form 8-K filed with the commission on June 28, 2007 concerning Series C Preferred Stock sold to Mr. Sperco and SAI Corporation, a corporation controlled by Mr. Sperco, and warrants granted to Mr. Sperco. Please revise your disclosure here and in the appropriate places in your prospectus to discuss this transaction and the impact of the transaction, including Mr. Sperco's control of you and the dilutive effect of this transaction.

Exhibit 5.1

10. The date of the opinion is August 15, 2008. Please file an opinion dated as of your next amendment.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel Seidner, Esq.